Morgan Stanley & Co. LLC

Goldman Sachs & Co. LLC

J.P. Morgan Securities LLC

c/o Morgan Stanley & Co. LLC

1585 Broadway

New York, New York 10036

c/o Goldman Sachs & Co. LLC

200 West Street

New York, New York 10282

c/o J.P. Morgan Securities LLC

383 Madison Avenue

New York, New York 10179

October 21, 2024

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F. Street, N.E.

Washington, D.C. 20549

Re: Ingram Micro Holding Corporation (the “Company”)

Registration Statement on Form S-1

File No. 333-282404

Ladies and Gentlemen:

In accordance with Rule 461(a) of the Rules and Regulations of the U.S. Securities and Exchange Commission under the Securities Act of 1933, as amended (the “Act”), and as representatives of the several underwriters of the Company’s proposed public offering, we wish to advise you that we hereby join with the Company’s request that the effective date of the above-referenced Registration Statement be accelerated so that the same will become effective at 2:00 P.M., Eastern Time, on October 23, 2024, or as soon thereafter as is practicable.

Pursuant to Rule 460 under the Act, we wish to advise you that there will be distributed to each prospective underwriter, institutional investor or dealer, who is reasonably anticipated to participate in the distribution of the security, as many copies of the preliminary prospectus dated October 15, 2024 as appears to be reasonable to secure adequate distribution of the preliminary prospectus.

We, the undersigned, as representatives of the several underwriters, have complied and will continue to comply, and we have been informed by the participating underwriters and dealers that they have complied and will continue to comply, with the requirements of Rule 15c2-8 under the Securities Exchange Act of 1934, as amended.

2

Very truly yours,

MORGAN STANLEY & CO. LLC

By:	/s/ Rizvan Dhalla
Name: Rizvan Dhalla
Title: Managing Director, Morgan Stanley, Investment Banking Division

GOLDMAN SACHS & CO. LLC

By:	/s/ Charlie Black
Name: Charlie Black
Title: Managing Director

J.P. MORGAN SECURITIES LLC

By:	/s/ Olivia Sem
Name: Olivia Sem
Title: Vice President